SECURITIES AND EXCHANGE COMMISSION

Release No. 33032

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 23, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 20, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Bradley Gude, Senior Counsel, at (202) 551-5590 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Midwest Investors Program [File No. 811-01066]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On June 1, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $400 incurred in connection with the liquidation were paid by Crossmark Global Investments, Inc.

Filing Dates: The application was filed on November 7, 2017, and amended on February 2, 2018.

Applicant's Address: 3700 West Sam Houston Parkway South, Suite 250, Houston, Texas 77042.

Scout Funds [File No. 811-09813]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Carillon Series Trust, and, on November 17, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $1,949,125 incurred in connection with the reorganization were split between UMB Financial Corporation and Carillon Tower Advisers, Inc. (or their affiliates), with certain expenses being borne solely by UMB Financial Corporation.

Filing Dates: The application was filed on February 6, 2018.

Applicant's Address: 928 Grand Boulevard, Kansas City, Missouri 64106.

Morgan Stanley Liquid Asset Fund Inc. [File No. 811-02575]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 23, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $25,407 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on February 9, 2018.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Rainier Investment Management Mutual Funds [File No. 811-08270]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Hennessy Funds Trust, and, on December 4, 2017 and January 16, 2018, made final distributions to its shareholders based on net asset value. Expenses of $470,000 incurred in connection with the reorganization were split between Rainier Investment Management, LLC and Hennessy Advisors, Inc.

Filing Dates: The application was filed on February 13, 2018.

Applicant's Address: 601 Union Street, Suite 3525, Seattle, Washington 98101.

PLIFunds Investment Plans [File No. 811-00769]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On June 1, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by Crossmark Global Investments, Inc.

Filing Dates: The application was filed on November 7, 2017, and amended on February 2, 2018 and February 22, 2018.

Applicant's Address: 3700 West Sam Houston Parkway South, Suite 250, Houston, Texas 77042.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary